UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2026

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras announces results in the third Capacity Reserve Auction

—

Rio de Janeiro, March 20, 2026 – Petróleo Brasileiro S.A. – Petrobras, following up on the announcement of March 18, 2026, informs that it has contracted two plants from its thermal power portfolio in the third Capacity Reserve Auction – LRCAP 03/2026, held today by Brazil’s National Electric Energy Agency (ANEEL) and the Electric Energy Trading Chamber (CCEE), with technical support from the Energy Research Company (EPE). The 3rd LRCAP focused on contracting capacity from plants powered by diesel oil, fuel oil, and biodiesel.

Table – Petrobras’ Results in the 3rd LRCAP 2026

Unit	Product	Contracted Capacity (MW)	Start of Supply	Contract Term
Canoas	Capacity 2026	157.831	08/01/2026	3 years
Termoceará	Capacity 2027	174.690	08/01/2027	3 years
Petrobras Total	-	332.521	-	-

Including the eight thermal power plants contracted in the 2nd LRCAP, held on Wednesday (March 18), Petrobras contracted a total of nine plants in the two auctions, totaling approximately 2.6 GW of firm capacity for the National Interconnected System (SIN) for the period from 2026 to 2031.

The company’s performance in the auctions demonstrates the competitiveness and reliability of its thermal power portfolio, reinforcing its commitment to the country’s energy security and a just energy transition. In addition, the result also ensures the necessary remuneration for the assets to be available to the electricity sector during the contract period. The estimated annual fixed revenue from the results of both auctions is approximately R$ 4.45 billion.

Petrobras’ thermal power portfolio

Petrobras’ thermal power portfolio consists of 13 plants, all contracted with the electricity sector for the periods established in the respective products, and able to deliver power and energy according to the needs of the SIN. The portfolio has a capacity of 4.9 GW, sufficient to supply approximately 21 million households.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 20, 2026

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer